Form of Proxy

This proxy is solicited by the management of Masonite International Corporation (“Masonite”). The undersigned shareholder of Masonite, revoking all proxies previously given, hereby appoints Peter A. Crossgrove, Chairman, or, failing him, Philip S. Orsino, or instead of either of them the undersigned wishes to appoint the attorney and proxy of the undersigned for and in the name of and on behalf of the undersigned to attend, vote and act in respect of all matters that may come before the Annual Meeting of Shareholders to be held on May 3, 2004 and at any and all adjournments thereof.

A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him/her at the meeting may do so by inserting such other person’s name in the blank space provided on this form of proxy. The shares represented by this proxy will be voted for or against or withheld from voting in accordance with the instructions given herein.

This proxy confers authority to vote in the proxyholder’s discretion unless otherwise specified and to vote in the proxyholder’s discretion with respect to amendments to matters identified in the accompanying Notice of Annual Meeting of Shareholders and with respect to other matters that may properly come before the meeting. Unless otherwise specified, your shares will be voted by management of Masonite FOR the matters below:

THE ELECTION OF DIRECTORS	FOR ☐	WITHHOLD ☐
	all nominees listed below (except as indicated to the contrary below)	from all nominees listed below

Howard L. Beck John J. Berton John M. Cassaday	Peter A. Crossgrove Fredrik S. Eaton Alan R. McFarland	Philip S. Orsino Joseph L. Rotman Saul M. Spears

To withhold authority to vote for any individual nominee please write that nominee’s name(s) on the line below:

THE APPOINTMENT OF AUDITORS	FOR ☐	WITHHOLD ☐

Note: If not dated below, this proxy is deemed to be dated on the day sent by Masonite. If a corporation is the shareholder, this form of proxy should be signed under its corporate seal or by its duly authorized officer(s). Executors, administrators, trustees, attorneys or guardians should so indicate when signing and provide proof of appointment. Where the shares are held in the name of two or more persons, each person must sign.

Date	Shareholder’s Signature

PLEASE COMPLETE AND RETURN IN THE ENVELOPE PROVIDED OR FAX TO

COMPUTERSHARE TRUST COMPANY OF CANADA AT (416) 981-9803.